Filed Pursuant to Rule 433
Registration Nos. 333-135867, 333-135867-08 and 333-135867-11
Equity First Protection First
OFFERING SUMMARY (Related to the Prospectus and Pricing Supplement, Dated April 24, 2007)
Safety First Trust Series 2007-2
Safety FirstsmInvestments
2,289,546 Principal-Protected Trust Certificates Linked to the Nikkei 225 Stock AverageSM
Due March 23, 2011
Safety First Trust Series 2007-2, the issuer, and the guarantors, Citigroup Funding Inc. and Citigroup Inc. have filed registration statements (including prospectuses) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectuses in those registration statements (File Nos. 333-135867 and 333-132370) and the other documents Safety First Trust Series 2007-2, Citigroup Funding and Citigroup have filed with the SEC for more complete information about Safety First Trust Series 2007-2, Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.
Investment Products Not FDIC Insured May Lose Value No Bank Guarantee
April 24, 2007

2  Safety First sm Investments
Principal-Protected
Trust Certificates
Linked to the Nikkei 225 Stock Averagesm due March 23, 2011
This offering summary represents a summary of the terms and conditions of the certificates. We encourage you to read the prospectus and pricing supplement related to this offering. Capitalized terms used in this summary are defined in “Final Terms” on page 4 of this offering summary.
Overview of the Trust Certificates
The Principal-Protected Trust Certificates Linked to the Nikkei 225 Stock Averagesm due March 23, 2011 are equity-linked preferred securities issued by Safety First Trust Series 2007-2 that have a maturity of approximately 3.8 years. Some key characteristics of the Certificates include:

¡	Principal Protection like a Fixed-Income Investment. Similar to a fixed-income investment, an investor’s initial investment is 100% principal protected if the investor holds the Certificates to maturity.

¡	No Periodic Payments. The Certificates do not offer current income, which means that investors do not receive any periodic interest or other payments on the Certificates prior to maturity. Instead of a periodic fixed or floating rate of interest, return on the Certificates is paid at maturity and is based upon the appreciation, if any, of the value of the Nikkei 225 Stock Average. In addition, you will not receive any dividend payments or other distributions, if any, on the stocks underlying the Nikkei 225 Stock Average.

¡	Equity Market Participation. If you hold the Certificates to maturity, you will be entitled to receive (i) $10 (your initial investment), plus (ii) the Supplemental Distribution Amount, which may be positive or zero, based on the percentage change of the Nikkei 225 Stock Average.

¡	Citigroup Guarantee of Trust Assets. The payments under the Certificates will be made to the extent that Citigroup Funding Inc. makes payments under the Securities and Warrants, the assets of the Trust. Any payment obligations of Citigroup Funding Inc. under the Securities and Warrants are guaranteed by its parent company Citigroup Inc.

¡	No Interim Income Recognition; Short-Term Capital Gain or Loss. U.S. investors who make a “mixed straddle” election should not be required to recognize income or gain until maturity or sale of the Certificates. Upon maturity or sale of the Certificates, investors should recognize short-term capital gain or loss, regardless of how long they have held the Certificates. U.S. investors can make the mixed straddle election by complying with the identification requirements described in the prospectus and pricing supplement related to this offering and by filing IRS form 6781 attached to it. Prospective investors should consult their tax advisors.

Safety First sm Investments     3
Beginning on the date the Certificates are issued and ending on the date that is one business day prior to the Valuation Date, you will have the right to exchange each Certificate you hold for a pro rata portion of the assets of the Trust, which consist of the Securities and Warrants issued by Citigroup Funding, upon proper notice to the trustee. You cannot recognize long-term capital gain from your investment in the Certificates unless you exercise your Exchange Right, then dispose of either the Securities or the Warrants, and then hold the remaining instrument for more than one year after that disposition.
Neither the Securities nor the Warrants are principal protected. You should be aware that if you choose to exercise your Exchange Right and hold only the Securities or only the Warrants, you will lose the benefit of principal protection at maturity and may receive substantially less than the amount of your initial investment in the Certificates.
In order to exercise your Exchange Right, your brokerage account must be approved for options trading. You should consult with your financial advisor to determine whether your brokerage account would meet the options trading requirements.
An investment in the Certificates, Securities and Warrants involves significant risks. You should refer to “Key Risks” below and “Risk Factors” in the prospectus and pricing supplement related to this offering for a description of the risks.
Types of Investors
The Certificates are hybrid investments that combine characteristics of equity and fixed income instruments. They may be an attractive investment for an investor seeking growth potential on a principal protected basis and willing to forego current income. This type of investor may include, but is not limited to:

¡	Fixed-income investors currently invested in zero coupon bonds who are seeking an opportunity to earn potentially higher equity-linked returns.

¡	Conservative equity investors who wish to participate in the upside potential of a broad-based equity market index, while limiting their exposure to the downside.

¡	Investors who can hold the Certificates for approximately 3.8 years.

4  Safety First sm Investments
Final Terms

Issuer:	Safety First Trust Series 2007-2 (the “Trust”)

Certificates:	2,289,546 Principal-Protected Trust Certificates Linked to the Nikkei 225 Stock AverageSM

Assets of the Trust:	Equity Index Participation Securities Linked to the Nikkei 225 Stock AverageSM (the “Securities”) and Equity Index Warrants Linked to the Nikkei 225 Stock AverageSM (the “Warrants”), both issued by Citigroup Funding

Guarantee:	Any payments due on the Securities and Warrants are fully and unconditionally guaranteed by Citigroup. Citigroup and Citigroup Funding will also guarantee any payments due on the Certificates to the extent of funds available at the Trust.

Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup guarantee

Principal Protection:	100% if you hold the Certificates, or both the Securities and the Warrants received upon exercise of your Exchange Right, on the Maturity Date

Pricing Date:	April 24, 2007

Issue Date:	April 27, 2007

Valuation Date:	March 18, 2011

Maturity Date:	March 23, 2011

Underlying Index:	Nikkei 225 Stock AverageSM

Issue Price:	$10 per Certificate

Coupon:	None

Payment at Maturity on the Certificates:	For each $10 Certificate, $10 plus a Supplemental Distribution Amount, which may be positive or zero

Supplemental Distribution Amount:	$10 × Index Return, provided that the Supplemental Distribution Amount will not be less than zero

Index Return:	Will equal the following fraction, expressed as a percentage: Ending Value – Starting Value Starting Value

Starting Value:	17,451.77

Ending Value:	The closing value of the Nikkei 225 Stock Average on the Valuation Date

Exchange Right:	Holders of the Certificates will have the right to exchange, beginning on the Issue Date and ending on the date that is one business day prior to the Valuation Date, each Certificate for a pro rata portion of the assets of the Trust (each Certificate is exchangeable into one Security and one Warrant). On the maturity date of the Securities or exercise date of the Warrants, which will be the same date as the maturity date of the Certificates,
¡ each Security will pay $10 plus a security return amount ($10 × Index Return)
¡ each Warrant will pay zero if the Index Return is positive or zero, and pay a positive amount equal to $10 × the percentage decrease represented by the Index Return if the Index Return is negative.
In order to exercise your Exchange Right, your brokerage account must be approved for options trading. You should consult with your financial advisor to determine whether your brokerage account would meet the options trading requirements. If you choose to exercise your Exchange Right and hold only the Securities or only the Warrants, you will lose the benefit of principal protection at maturity.

Listing:	The Certificates will be listed on the American Stock Exchange under the symbol “AFO”, subject to official notice of issuance. The Securities and the Warrants will not be listed on any exchange.

Underwriting Discount:	2.75%

Calculation Agent:	Citigroup Global Markets Inc.

Institutional Trustee:	U.S. Bank National Association

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Key Benefits

¡	Growth Potential. The Supplemental Distribution Amount payable at maturity is based on the Ending Value of the Nikkei 225 Stock Average on the Valuation Date, enabling you to participate in the potential increase in the value of the Nikkei 225 Stock Average during the term of the Certificates without having to acquire each of the component stocks underlying the Nikkei 225 Stock Average.

¡	Capital Preservation. At maturity, unless you have exercised your Exchange Right, we will pay you at least the principal amount of the Certificates regardless of the performance of the Nikkei 225 Stock Average.

¡	Diversification. The Certificates are linked to the Nikkei 225 Stock Average and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

¡	No Interim Income Recognition. If you make the tax elections as described in detail in the prospectus and pricing supplement related to this offering, you should not be required to accrue income or to take into account any gain or loss with respect to the Certificates until maturity or disposition of the Certificates.
Key Risks
An investment in the Certificates, Securities and Warrants involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors” section of the prospectus and pricing supplement related to this offering for a full description of risks.

¡	Possibility of No Appreciation. If the Ending Value, which will be the closing value of the Nikkei 225 Stock Average on the Valuation Date, is equal to or less than the Starting Value, which will be the closing value of the Nikkei 225 Stock Average on the Pricing Date, the payment you receive at maturity will be limited to the amount of your initial investment in the Certificates, even if the closing value of the Nikkei 225 Stock Average is greater than the Starting Value at one or more times during the term of the Certificates. In addition, neither the Securities nor the Warrants, if held individually, are principal protected. Thus, if you choose to exercise your Exchange Right and do not hold both the Securities and the Warrants to maturity, you could receive substantially less than the amount of your initial investment in the Certificates.

¡	No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Certificates. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the Nikkei 225 Stock Average.

¡	Potential for a Lower Comparable Yield. The Certificates do not pay any periodic interest. As a result, even if the Ending Value is greater than the Starting Value, the effective yield on the Certificates may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

¡	Secondary Market May Not Be Liquid. Citigroup Funding will apply to list the Certificates on the American Stock Exchange, but the secondary market may not be liquid and may not continue for the term of the Certificates. In addition, neither the Securities nor the Warrants will be listed on any exchange. Although Citigroup Global Markets intends to make a market in the Certificates, Securities and Warrants, it is not obligated to do so.

¡	Resale Value of the Certificates May Be Lower Than Your Initial Investment. Due to, among other things, changes in the price of and dividend yields on the stocks underlying the Nikkei 225 Stock Average, interest rates, the earnings performance of the issuers of the stocks included in the Nikkei 225 Stock Average, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the Certificates may trade at prices

6  Safety First sm Investments

below their initial issue price of $10 per certificate. You could receive substantially less than the amount of your initial investment if you sell your Certificates prior to maturity.

¡	Fees and Conflicts. Citigroup Global Markets Inc. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Certificates. Further, Citigroup Funding expects to hedge its obligations under the Certificates through the trading of the stocks underlying the Nikkei 225 Stock Average or other instruments, such as options, swaps or futures, based upon the Nikkei 225 Stock Average or the stocks underlying the Nikkei 225 Stock Average by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Market’s role as the Calculation Agent for the Certificates may result in a conflict of interest.

¡	Citigroup Credit Risk. The Certificates are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Certificates.

¡	Neither the Securities nor the Warrants are Principal-Protected Individually. If you exercise your Exchange Right, you will receive a pro rataportion of the assets of the Trust, which consist of the Securities and the Warrants. In order to exercise your Exchange Right, your brokerage account must be approved for options trading. You should consult with your financial advisor to determine whether your brokerage account would meet the options trading requirements. Neither the Securities nor the Warrants are principal protected if held individually. Thus, if you choose to exercise your Exchange Right and hold only the Securities or only the Warrants, you will lose the benefit of principal protection at maturity and could receive substantially less than the amount of your initial investment. If you hold only the Securities, your investment may result in a loss if the Ending Value is less than the Starting Value. If you hold only the Warrants, the payment on the Warrants will be zero unless the Ending Value is less than the Starting Value. These additional risks also include that the Securities and the Warrants may trade at prices substantially below their initial purchase prices.

¡	Additional Risks Upon Exchange If You Hold Only the Securities or Only the Warrants. If you exercise your Exchange Right and hold only the Securities or only the Warrants, you will be subject to other risks in addition to the loss of principal protection at maturity. These additional risks include, in the case of the Securities, that the Securities will participate fully in the depreciation of the Nikkei 225 Stock Average and, in the case of the Warrants, that the Warrants may lose substantially all their value due to relatively small increases in the value of the Nikkei 225 Stock Average, and all their value due to an increase above the Starting Value.
Certain U.S. Federal Income Tax Considerations
The following summarizes certain federal income tax considerations for U.S. investors that purchase the Certificates at the initial offering and hold the Certificates as capital assets. In general, a U.S. investor will be treated as owning a pro rata share of the assets of the Trust. Under the treatment that each holder will agree to with the Trust and Citigroup Funding, the Securities and the Warrants will be treated as two separate financial instruments.
A U.S. holder’s tax treatment may depend on the applicability of certain elections. The Trust will make a “mixed straddle” election on behalf of all holders of the Certificates by identifying on its records the Securities and the Warrants as a mixed straddle and by filing IRS form 6781. The Trust also will make an “identified straddle” election on behalf of all holders of the Certificates by identifying on its records each Security and each Warrant as a separate identified straddle. It is unclear, however, whether such elections made by the Trust on behalf of a holder will be effective. Therefore, it is generally advisable that U.S. investors also make a mixed straddle election and an identified straddle election by complying with the

Safety First sm Investments     7
identification requirements described in the prospectus and pricing supplement and by filing IRS form 6781 (applicable to the mixed straddle election) attached thereto. Assuming that the “mixed straddle” election and the identified straddle election will apply, the Certificates will be taxed as follows:

¡	A U.S. holder will not be required to accrue income or take into account gain with respect to Certificates until maturity or disposition.

¡	At maturity or upon a sale of all of a U.S. holder’s Certificates, such holder will recognize net capital gain or loss equal to the difference between the amount of cash received and the amount that U.S. holder paid for the Certificates. Such capital gain or loss will be short-term gain or loss regardless of how long the U.S. holder has held the Certificates.

¡	If a U.S. holder exchanges its Certificates for Securities and Warrants and disposes of one but not the other, such holder will have long-term capital gain or loss at maturity or on disposition of the Securities or the Warrants only if the U.S. holder has held the Securities or the Warrants for more than one year after the disposition of the other instrument, respectively. In order to exercise your Exchange Right, your brokerage account must be approved for options trading. You should consult with your financial advisor to determine whether your brokerage account would meet the options trading requirements. You should be aware, however, that if you hold only the Securities or only the Warrants, you will lose the benefit of principal protection at maturity. Losses realized on the disposition of the Securities or the Warrants may be required to be capitalized into the tax basis of the Warrants or the Securities (as the case may be) retained by the U.S. holder.
No statutory, judicial or administrative authority addresses the characterization of the Securities and the Warrants or similar instruments for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Certificates are not certain. Accordingly, a prospective investor (including a tax exempt investor) in the Certificates should consult its own tax advisor in determining the tax consequences of an investment in the Certificates.
In the case of a holder of the Certificates that is not a U.S. person, any gain realized upon the sale, maturity, exchange or other taxable disposition of the Certificates, the Securities or the Warrants generally will not be subject to U.S. income or withholding tax provided that: (i) the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form), (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States, and (iii) the holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and are not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership.
You should refer to the prospectus and pricing supplement related to this offering for additional information relating to U.S. federal income tax and consult your own tax advisors to determine tax consequences particular to your situation.

8  Safety First sm Investments
The Nikkei 225 Stock Averagesm
Unless otherwise stated, all information herein relating to the Nikkei 225 Stock Average has been derived from the Stock Market Indices Data Bank published by NKS and other publicly available sources. Such information reflects the policies of NKS as of August 31, 1998, as stated in such sources. Such policies are subject to change at the discretion of NKS. NKS is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Nikkei 225 Stock Average at any time. None of Citigroup, Citigroup Funding Inc., Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.
General. The Nikkei 225 Stock Average is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Stock Average is currently based on 225 highly capitalized component stocks trading on the TSE representing a broad cross-section of Japanese industries. All 225 component stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE.
The following graph illustrates the historical performance of the Nikkei 225 Stock Average based on the closing value thereof at the end of each index business day from January 4, 2002 through April 24, 2007. Any historical upward or downward trend in the value of the Nikkei 225 Stock Average during any period set forth below is not an indication that the Nikkei 225 Stock Average is more or less likely to increase or decrease at any time during the term of the Certificates.
You should refer to the prospectus and pricing supplement related to this offering for additional information on the Nikkei 225 Stock Average, including its makeup, method of calculation and changes in its components. All such disclosures in the prospectus and pricing supplement are derived from publicly available information. None of the Trust, Citigroup Funding, Citigroup, Citigroup Global Markets or any of the trustees assumes any responsibility for the accuracy or completeness of such information. You should also be aware that an

Safety First sm Investments     9
investment in the Certificates does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks underlying the Nikkei 225 Stock Average.
License Agreements. The Nikkei 225 Stock Average is the intellectual property of NKS. “Nikkei,” “Nikkei Stock Average,” “Nikkei Average” and “Nikkei 225” are the service marks of NKS. NKS reserves all the rights, including copyright, to the Nikkei 225 Stock Average.
NKS has entered into a license agreement providing Citigroup Funding a license, in exchange for a fee, of certain trade and service marks with respect to indices owned and published by NKS in connection with the issuance of the Certificates. The use of and reference to the Nikkei 225 Stock Average in connection with the Certificates have been consented to by NKS, the publisher of the Nikkei 225 Stock Average.
NKS gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Stock Average and is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average. The Certificates are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this offering summary that NKS makes any representation or warranty, implied or express, to Citigroup Funding, the holders of the Certificates or any member of the public regarding the advisability of investing in securities generally or in the Certificates in particular or the ability of the Nikkei 225 Stock Average to track general stock market performance. NKS has no obligation to take the needs of Citigroup Funding or the holders of the Certificates into consideration in determining, composing or calculating the Nikkei 225 Stock Average. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Certificates to be issued or any other amount payable with respect to the Certificates is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Certificates.
NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Stock Average or the manner in which such index is applied in determining the Interest Distribution Amount or any other amount payable in respect of the Certificates.

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Hypothetical Maturity Payment Examples
The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values on the amount payable on the Certificates at maturity. All of the hypothetical examples are based on the following assumptions:

¡ Issue Price: $10.00 ¡ Starting Value: 16,850.00	¡ Term of the Certificates: 3.8 years
¡ The Certificates are held to maturity and are not exchanged for the Securities and the Warrants.
As shown by the examples below, if the Index Return is 0% or less, you will receive an amount at maturity equal to $10.00 per certificate, the amount of your initial investment in the Certificates. If the Index Return is greater than 0%, you will receive an amount at maturity that is greater than your initial investment in the Certificates.

					Annualized
		Supplemental		Total Return	Return
		Distribution	Maturity	on the	on the
Ending Value	Index Return	Amount(1)	Payment(2)	Certificates	Certificates(3)

5055.00	-70.00%	$0.00	$10.00	0.00%	0.00%

6740.00	-60.00%	$0.00	$10.00	0.00%	0.00%

8425.00	-50.00%	$0.00	$10.00	0.00%	0.00%

10110.00	-40.00%	$0.00	$10.00	0.00%	0.00%

11795.00	-30.00%	$0.00	$10.00	0.00%	0.00%

12637.50	-25.00%	$0.00	$10.00	0.00%	0.00%

13480.00	-20.00%	$0.00	$10.00	0.00%	0.00%

14322.50	-15.00%	$0.00	$10.00	0.00%	0.00%

15165.00	-10.00%	$0.00	$10.00	0.00%	0.00%

16007.50	-5.00%	$0.00	$10.00	0.00%	0.00%

16428.80	-2.50%	$0.00	$10.00	0.00%	0.00%

16850.00	0.00%	$0.00	$10.00	0.00%	0.00%

17271.30	2.50%	$0.25	$10.25	2.50%	0.65%

17692.50	5.00%	$0.50	$10.50	5.00%	1.29%

18113.80	7.50%	$0.75	$10.75	7.50%	1.92%

18535.00	10.00%	$1.00	$11.00	10.00%	2.54%

19377.50	15.00%	$1.50	$11.50	15.00%	3.75%

20220.00	20.00%	$2.00	$12.00	20.00%	4.91%

21062.50	25.00%	$2.50	$12.50	25.00%	6.05%

21905.00	30.00%	$3.00	$13.00	30.00%	7.15%

23590.00	40.00%	$4.00	$14.00	40.00%	9.26%

25275.00	50.00%	$5.00	$15.00	50.00%	11.26%

26960.00	60.00%	$6.00	$16.00	60.00%	13.17%

(1)	Supplemental Distribution Amount = $10.00 × Index Return, provided that the Supplemental Distribution Amount will not be less than zero

(2)	Maturity Payment = $10.00 + Supplemental Distribution Amount

(3)	Compounded Annually
The examples above are for purposes of illustration only. The actual maturity payment will depend on the actual Supplemental Distribution Amount which, in turn, will depend on the actual Ending Value.

Safety First sm Investments     11
ERISA and IRA Purchase Considerations
Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Certificates, the Securities and the Warrants as long as either (A) (1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Certificates, the Securities or the Warrants or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the Certificates, the Securities or the Warrants or (B) its acquisition and holding of the Certificates, the Securities or the Warrants is not prohibited by any such provisions or laws or is exempt from any such prohibition.
However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Certificates, the Securities or the Warrants if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the Certificates, the Securities or the Warrants by the account, plan or annuity.
You should refer to the section “ERISA Matters” in the prospectus and pricing supplement related to this offering for more information.
Additional Considerations
If the closing value of the Nikkei 225 Stock Average is not available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the prospectus and pricing supplement related to this offering. In addition, if the Nikkei 225 Stock Average is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the Nikkei 225 Stock Average prior to any such discontinuance. You should refer to the sections “Description of the Certificates — Supplemental Distribution Amount” and “— Discontinuance of the Nikkei 225 Stock Average” in the prospectus and pricing supplement for more information.
Citigroup Global Markets is an affiliate of the Trust and Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2810 of the Conduct Rules of the National Association of Securities Dealers regarding direct participation programs.
Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Certificates, either directly or indirectly.

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